

November 26, 2010

Mr. Alvaro Correa
Chief Financial Officer
Credicorp Ltd.
Banco de Credito del Peru
Calle Centenario 156
La Molina
Lima 12, Peru

      Re: Credicorp Ltd.
             Form 20-F for the Fiscal Year Ended December 31, 2009
             Filed June 18, 2010
             File No. 001-14014

Dear Mr. Correa:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Item 18. Financial Statements

Note 3. Significant Accounting Policies

3(e) – Insurance activities, page F-20

1. We note your response to prior comment 6, including the fact that you follow U.S. GAAP for the recognition and measurement of insurance and reinsurance contracts. Please address the following related to your insurance activities and related accounting policies:
   a. Tell us and revise future filings to disclose whether you hold traditional life insurance policies, universal life insurance policies, or both. If both, please

disclose the liability amounts recorded related each policy type for all periods presented.

b. We note your disclosure on page F-68 related to assumptions used in estimating reserves for your insurance policy types. Please tell us and revise future filings to describe the terms "life immediate annuity" and "individual life". If these terms relate to traditional life insurance policies and universal life insurance policies, as addressed in bullet point (a) above, please clearly disclose this fact.

c. We note on page F-21 your disclosure related to Deferred Acquisition Costs (DAC) which states that these are "direct and indirect costs" incurred. Please tell us and revise future filings to specifically state your DAC are those costs that "vary with and are primarily related to insurance contracts" as defined by ASC 944-30-55-1.

d. Further, you disclose that, subsequent to initial recognition, DAC are "amortized on a straight line basis based on the term of expected future premiums." Please tell us how this complies with the guidance in ASC 944-30-35-3 (for traditional life insurance policies) and/or paragraphs 4 through 8 of ASC 944-30-35 (for universal life insurance policies).

e. We note your disclosure on page F-22 related to Life Insurance Contract Liabilities, including your statement that the liability is based on "current assumptions or calculated using the assumptions established at the time the contract was issued." Please tell us and revise future filings to clearly disclose how this complies with the guidance in ASC 944-40-35-5 (for traditional life insurance policies) and/or ASC 944-40-35-9 (for universal life insurance policies). Further, please disclose how the liability is classified and how revenue(s) is recognized.

f. Please revise future filings to disclose whether a premium deficiency existed at any period presented related to your traditional life insurance policies.

g. We note your disclosure on page F-23 related to Income Recognition for Gross Premiums. Please tell us and revise future filings to clearly disclose your policy related to life insurance policies versus non-life insurance policies (similar to your disclosure related to insurance contract liabilities on page F-24).

h. Tell us and revise future filings to disclose how your policy related to "gross recurring premiums on life insurance contracts" complies with paragraphs 3 (for traditional life insurance policies) and 5 (for universal life insurance policies) of ASC 944-605-25.

i. Tell us and revise future filings to disclose how your policy related to "gross general insurance written premiums" complies with paragraphs 1 and 2 of ASC 944-605-25.

j. If you hold universal life insurance policies, in future filings please revise your disclosure on page F-24 related to fees and commission income to address your accounting treatment for life insurance costs and fees.

3(i) – Impairment of financial assets, page F-28

2. We note your response to prior comment 7 related to your renegotiated loans. Please address the following:

    a. Your disclosure on pages F-30 and 93 imply that, once a loan is modified, it is no longer classified as past due. However, you do hold modified loans at December 31, 2009 and 2008 that you consider to be past due or impaired. Please tell us and revise future filings to disclose your policy for classifying modified loans as past due or impaired. In your response please describe the specific conditions that must be met in order for a modified loan to be classified as current, past due or impaired and/or transferred between those classifications prior to or subsequent to modification. Please provide us with your proposed disclosure.

    b. We note in your response that one of the modifications you grant is a reduction of the interest rate. We were unable to locate that information in your disclosure. Accordingly, please revise future filings to disclose this fact.

    c. Please revise future filings to disclose the amount of total renegotiated loans, as well as the amount of renegotiated past due loans and renegotiated impaired loans, as of each period. Please provide us with your proposed disclosure.

Form 6-K filed November 12, 2010

General – Non-GAAP measures

3. We note your use of certain non-GAAP measures (e.g. core net income, core operating income, core bottom line results and core earnings) throughout the filing. We also note your reconciliation of Banco de Crédito non-GAAP core earnings to GAAP net interest and dividend income on page 7. However, we were unable to locate a similar reconciliation or disclosure related to the other, consolidated non-GAAP measures. Please revise future filings to provide the disclosures required by Item 10(e) of Regulation S-K for all non-GAAP measures.

        You may contact Brittany Ebbertt at (202) 551-3572 or me at (202) 551-3474 any questions.

                                                                Sincerely,

                                                                Sharon Blume
                                                                Assistant Chief Accountant